==============================================================================



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549




                                    FORM 11-K

                                  ANNUAL REPORT


                               ------------------


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                               ------------------


For the Fiscal Year Ended December 31, 1998        Commission file number 1-9076


                               ------------------


                             Full Title of the Plan:

              DEFINED CONTRIBUTION PLAN OF FORTUNE BRANDS, INC. AND
                        PARTICIPATING OPERATING COMPANIES


                               ------------------


            Name of issuer of the securities held pursuant to the plan
               And the address of its principal executive office:




                              FORTUNE BRANDS, INC.

                             1700 East Putnam Avenue
                        Old Greenwich, Connecticut 06870
================================================================================

       DEFINED CONTRIBUTION PLAN OF FORTUNE BRANDS, INC. AND PARTICIPATING
                               OPERATING COMPANIES

               INDEX TO FINANCIAL STATEMENTS AND EXHIBIT FILED AS

                         REQUIRED BY ITEM 4 OF FORM 11-K

                                ---------------





                                                                        Page(s)
                                                                        -------
Report of Independent Accountants                                            2

Financial Statements:

         Statement of Net Assets Available for
                  Benefits as of December 31, 1998 and 1997                3-4

         Statement of Changes in Net Assets
                  Available for Benefits for the years ended
                  December 31, 1998 and 1997                               5-6

         Notes to Financial Statements                                    7-19


Exhibit 23 - Consent of Independent Accountants                             21
















Note: Supplemental schedules required by the Employee Retirement Income Security Act will be filed by the Fortune Brands, Inc. Master Defined Contribution Plan Trust.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Corporate Employee Benefits Committee of
    Fortune Brands, Inc.


         In our opinion the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Defined Contribution Plan of Fortune Brands, Inc. and Participating Operating Companies (the "Plan"), as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporate Employee Benefits Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information is the responsibility of the Corporate Employee Benefits Committee. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


11 Madison Avenue
New York, New York 10010
June 25, 1999

                                        Defined Contribution Plan of Fortune Brands, Inc. and Participating Operating Companies
                                                Statement of Net Assets Available for Benefits with Fund Information
                                                                        December 31, 1998
                                                                          (In Thousands)

                                                     Large-   Small-                        Growth    Value-     Corporate
                                                      Cap      Cap       Inter-    S&P      Oriented  Oriented   /Govern-   Govern-
                                 Fortune    Value    Growth   Growth    national   500      Diversi-  Diversi-    ment       ment
                                  Stock    Equity    Equity   Equity     Equity   Index      fied      fied       Bond    Securities
                                   Fund     Fund      Fund     Fund      Fund      Fund      Fund      Fund       Fund       Fund
                                   ----     ----      ----    ------    -------    ----      -----     ------     -----    --------
Assets

Beneficial interest in
   Fortune Brands Inc. Master
   Trust net assets              $22,191   $121,324  $58,188   $65,706   $11,296   $44,146   $97,300   $22,957  $13,904   $41,979

Receivables:
   Company contributions             648      1,154      954     1,235       239       876       849       340      150       332

    Member contributions              41        177      112       156        18       102       134        25       (3)       96

    Interest and dividends             4        143        1         -         -         -       493         1       64       218

    Loan principal receivable         10         41       22        34         1         8        47         1       (4)       54
      (payable)                  --------  --------- --------- --------- --------  --------  --------- -------- --------- ---------

   Total assets                   22,894    122,839   59,277    67,131    11,554    45,132    98,823    23,324   14,111    42,679
                                 --------  --------- --------- --------- --------  --------  --------- -------- --------- ---------

Liabilities

Accrued expenses                       3        115       10        11         1         7       102         4        2        48
                                 --------  --------- --------- --------- --------  --------  --------- -------- --------- ---------

   Total liabilities                   3        115       10        11         1         7       102         4        2        48
                                 --------  --------- --------- --------- --------  --------  --------- -------- --------- ---------

Net assets available for         $22,891   $122,724  $59,267   $67,120   $11,553   $45,125   $98,721   $23,320  $14,109   $42,631
benefits                         ========  ========= ========= ========= ========  ========  ========= ======== ========  ========



                                        Defined Contribution Plan of Fortune Brands, Inc. and Participating Operating Companies
                                                Statement of Net Assets Available for Benefits with Fund Information (Continued)
                                                                        December 31, 1998
                                                                          (In Thousands)

                                 Short-
                                 Term
                                 Invest-   Frozen   Gallaher
                                 ment      Fixed     ADR       Loan
                                 Fund      Fund      Fund      Fund      Total
                                 ----      ----      ----      ------    -------
Assets

Beneficial interest in
   Fortune Brands Inc. Master
   Trust net assets              $18,021   $3,915    $11,313   $12,872   $545,112

Receivables:
   Company contributions             508        -          -         -      7,285

    Member contributions              38        -          -         -        896

    Interest and dividends            80        -          -         -      1,004

    Loan principal receivable         18        -          -      (232)         -
     (payable)                   -------   --------  --------  --------- ---------

   Total assets                   18,665    3,915    11,313     12,640    554,297
                                 -------   --------  --------  --------- ---------

Liabilities

Accrued expenses                      3     1,338         2          -      1,646
                                 -------   --------  --------  --------- ---------

   Total liabilities                  3     1,338         2          -      1,646
                                 -------   --------  --------  --------- ---------


Net assets available for
benefits                         $18,662   $2,577    $11,311   $12,640   $552,651
                                 =======   ========  ========  ========  =========





The accompanying notes are an integral part of the financial statements


                                        Defined Contribution Plan of Fortune Brands, Inc. and Participating Operating Companies
                                                Statement of Net Assets Available for Benefits with Fund Information
                                                                        December 31, 1997
                                                                          (In Thousands)

                                                     Large-   Small-                        Growth    Value-     Corporate
                                                      Cap      Cap       Inter-    S&P      Oriented  Oriented   /Govern-   Govern-
                                 Fortune    Value    Growth   Growth    national   500      Diversi-  Diversi-    ment       ment
                                  Stock    Equity    Equity   Equity     Equity   Index      fied      fied       Bond    Securities
                                   Fund     Fund      Fund     Fund      Fund      Fund      Fund      Fund       Fund       Fund
                                   ----     ----      ----    ------    -------    ----      -----     ------     -----    ---------

Assets

Beneficial interest in
   Fortune Brands Inc. Master
   Trust net assets              $24,982   $97,278   $39,586   $57,931   $9,603    $27,986   $75,182   $20,711  $8,459    $38,494

Receivables:
   Company contributions             851     1,254     1,177     1,629      309        820       988       420     158        294

    Member contributions              19       102        30        54       16         45        70        22       4         37

    Interest and dividends            12       124         2         4        4          1       488         -       1        562

    Loan principal receivable
   (payable)                           6        42         7        12        5          8        24         3       -         18
                                 --------  --------- --------- --------- --------- --------- --------- -------- --------- ---------
   Total assets                   25,870    98,800    40,802    59,630    9,937     28,860    76,752    21,156   8,622     39,405
                                 --------  --------- --------- --------- --------- --------- --------- -------- --------- ---------

Liabilities

Accrued expenses                       6       118         9        14        3          7       106         5       4         54
                                 --------  --------- --------- --------- --------- --------- --------- -------- --------- ---------

   Total liabilities                   6       118         9        14        3          7       106         5       4         54
                                 --------  --------- --------- --------- --------- --------- --------- -------- --------- ---------

Net assets available for
benefits                         $25,864   $98,682   $40,793   $59,616   $9,934    $28,853   $76,646   $21,151  $8,618    $39,351
                                 ========  ========= ========= ========  ========  ========  ========  ======== ========  =========


                                        Defined Contribution Plan of Fortune Brands, Inc. and Participating Operating Companies
                                            Statement of Net Assets Available for Benefits with Fund Information (Continued)
                                                                        December 31, 1997
                                                                          (In Thousands)

                                 Short-
                                 Term
                                 Invest-   Frozen   Gallaher
                                 ment      Fixed     ADR       Loan
                                 Fund      Fund      Fund      Fund      Total
                                 ----      ----      ----      ------    -------

Assets

Beneficial interest in
   Fortune Brands Inc. Master
   Trust net assets              $14,848   $3,705     $10,734   $12,275  $441,774

Receivables:
   Company contributions             727        -           -         -     8,627

    Member contributions              22        -           -         -       421

    Interest and dividends            72        -           -         -     1,270

    Loan principal receivable
      (payable)                       11        -           -      (136)        -
                                 --------  --------  --------- --------- ---------
   Total assets                   15,680    3,705      10,734    12,139   452,092
                                 --------  --------  --------- --------- ---------

Liabilities

Accrued expenses                       3    1,124          10         -     1,463
                                 --------  --------  --------- --------- ---------

   Total liabilities                   3    1,124          10         -     1,463
                                 --------  --------  --------- --------- ---------

Net assets available for
benefits                         $15,677   $2,581     $10,724   $12,139  $450,629
                                 ========  ========  ========= ========= =========





The accompanying notes are an integral part of the financial statements



                                         Defined Contribution Plan of Fortune Brands, Inc and Participating Operating Companies
                                             Statement of Changes in Net Assets Available for Benefits with Fund Information
                                                                           December 31, 1998
                                                                              (In Thousands)

                                                     Large-   Small-                        Growth    Value-     Corporate
                                                      Cap      Cap       Inter-    S&P      Oriented  Oriented   /Govern-   Govern-
                                 Fortune    Value    Growth   Growth    national   500      Diversi-  Diversi-    ment       ment
                                  Stock    Equity    Equity   Equity     Equity   Index      fied      fied       Bond    Securities
                                   Fund     Fund      Fund     Fund      Fund      Fund      Fund      Fund       Fund       Fund
                                   ----     ----      ----    ------    -------    ----      -----     ------     -----    ---------
Additions

   Plan share in interest and
   dividends                     $   735   $  1,783  $   381   $   144   $   163   $   628   $ 2,296   $   753  $   623   $ 2,393

   Net appreciation
   (depreciation)
     in fair value of             (3,801)    26,117   14,180     7,941     1,498     8,363    21,411       630      307       273
   investments
   Company contributions           1,016      2,696    1,933     2,668       474     1,665     2,004       694      304       984
   Member contributions            1,247      4,767    3,003     4,239       753     2,664     3,207     1,808      611     1,650
                                 --------- --------- --------- --------- --------- --------- --------  -------- --------- --------
    Total additions                 (803)    35,363   19,497    14,992     2,888    13,320    28,918     3,885    1,845     5,300
                                 --------- --------- --------- --------- --------- --------- --------  -------- --------- --------

Deductions
  Benefits paid to members         1,699      7,793    1,849     2,542       346       572     5,932       621      484     3,703
                                 --------- --------- --------- --------- --------- --------- --------  -------- --------- --------
    Total deductions               1,699      7,793    1,849     2,542       346       572     5,932       621      484     3,703
                                 --------- --------- --------- --------- --------- --------- --------  -------- --------- --------

Net transfers
  Loans to members                  (279)    (1,190)    (677)     (920)     (128)     (578)     (897)     (212)     (77)     (699)
  Loan repayments                    292      1,121      600       978       103       473       860       201       67       647
  Interfund transfers               (484)    (3,459)     903    (5,004)     (898)    3,629      (874)   (1,084)   4,140     1,735
                                 --------- --------- --------- --------- --------- --------- --------  -------- --------- --------

    Total net transfers             (471)    (3,528)     826    (4,946)     (923)    3,524      (911)   (1,095)    4,130    1,683
                                 --------- --------- --------- --------- --------- --------- --------  -------- --------- --------

Increase (decrease) in net
  assets                          (2,973)    24,042   18,474     7,504     1,619    16,272    22,075     2,169     5,491    3,280
Net assets available for
benefits
  beginning of year               25,864     98,682   40,793    59,616     9,934    28,853    76,646    21,151     8,618   39,351
                                 --------- --------- --------- --------- --------- --------- --------  -------- --------- --------

Net assets available for
benefits
  end of year                    $22,891   $122,724  $59,267   $67,120   $11,553   $45,125   $98,721   $23,320   $14,109  $42,631
                                 ========= ========= ========= ========= ========= ========= ========  ======== ========  ========



                                         Defined Contribution Plan of Fortune Brands, Inc and Participating Operating Companies
                                      Statement of Changes in Net Assets Available for Benefits with Fund Information (Continued)
                                                                           December 31, 1998
                                                                              (In Thousands)

                                 Short-
                                 Term
                                 Invest-   Frozen   Gallaher
                                 ment      Fixed     ADR       Loan
                                 Fund      Fund      Fund      Fund      Total
                                 ----      ----      ----      ------    -------
Additions

   Plan share in interest and
   dividends                     $   959   $  137    $    27   $  1,039  $  12,061

   Net appreciation
   (depreciation)
     in fair value of                  -        -      2,670          -     79,589
   investments
   Company contributions             835        -          -          -     15,273
   Member contributions              709        -          -          -     24,658
                                 --------  --------  --------- ---------  ---------
    Total additions                2,503      137      2,697      1,039    131,581
                                 --------  --------  --------- ---------  ---------

Deductions
  Benefits paid to members         2,000      141        932        945     29,559
                                 --------  --------  --------- ---------  ---------
    Total deductions               2,000      141        932        945     29,559
                                 --------  --------  --------- ---------  ---------

Net transfers
  Loans to members                  (306)       -        (91)     6,054          -
  Loan repayments                    305        -          -     (5,647)         -
  Interfund transfers              2,483        -     (1,087)         -          -
                                 --------  --------  --------- ---------  ---------

    Total net transfers            2,482        -     (1,178)       407          -
                                 --------  --------  --------- ---------  ---------

Increase (decrease) in net         2,985       (4)       587        501    102,022
assets

Net assets available for
benefits
  beginning of year               15,677    2,581     10,724     12,139    450,629
                                 --------  --------  --------- ---------  ---------

Net assets available for
benefits
  end of year                    $18,662   $2,577    $11,311   $ 12,640  $ 552,651
                                 ========  ========  ========= =========  =========





The accompanying notes are an integral part of the financial statements


                                         Defined Contribution Plan of Fortune Brands, Inc and Participating Operating Companies
                                             Statement of Changes in Net Assets Available for Benefits with Fund Information
                                                                         December 31, 1997
                                                                         (In Thousands)

                                                     Large-   Small-                        Growth    Value-     Corporate
                                                      Cap      Cap       Inter-    S&P      Oriented  Oriented   /Govern-   Govern-
                                 Fortune    Value    Growth   Growth    national   500      Diversi-  Diversi-    ment       ment
                                  Stock    Equity    Equity   Equity     Equity   Index      fied      fied       Bond    Securities
                                   Fund     Fund      Fund     Fund      Fund      Fund      Fund      Fund       Fund       Fund
                                   ----     ----      ----    ------    -------    ----      -----     ------     -----    ---------

Additions

   Plan share in interest        $   918   $   967   $  279    $    29   $   119   $   393   $  1,499  $   647  $   471   $  2,261
   and dividends

   Net appreciation
   (depreciation)
     in fair value of              3,541    22,988    7,541     10,011       131     5,599     13,469    2,599      266        156
   investments
   Company contributions           1,188     2,594    1,969      2,970       539     1,319      2,232      720      283      1,077
   Member contributions              817     4,047    2,713      4,353       759     1,864      3,010    1,070      422      1,891
                                 --------- --------  --------  --------- --------- --------  --------- -------- --------- ---------
    Total additions                6,464    30,596   12,502     17,363     1,548     9,175     20,210    5,036    1,442      5,385
                                 --------- --------  --------  --------- --------- --------  --------- -------- --------- ---------

Deductions
  Benefits paid to members         2,989     5,991    2,160      2,596       716     1,497      6,575    1,257      838      6,091
                                 --------- --------  --------  --------- --------- --------  --------- -------- --------- ---------
    Total deductions               2,989     5,991    2,160      2,596       716     1,497      6,575    1,257      838      6,091
                                 --------- --------  --------  --------- --------- --------  --------- -------- --------- ---------

Net transfers
  Loans to members                  (269)   (1,321)    (480)      (748)     (131)     (294)    (1,102)    (188)     (70)      (969)
  Loan repayments                    264     1,083      545      1,027       163       358        880      213       72        671
  Interfund transfers            (10,264)      717      463     (2,132)     (771)    3,457     (7,728)   4,825      544     (2,611)
                                 --------- --------  --------  --------- --------- --------  --------- -------- --------- ---------
    Total net transfers          (10,269)      479      528     (1,853)     (739)    3,521     (7,950)   4,850      546     (2,909)
                                 --------- --------  --------  --------- --------- --------  --------- -------- --------- ---------


Increase (decrease) in net        (6,794)   25,084   10,870     12,914        93    11,199      5,685    8,629    1,150     (3,615)
assets

Net assets available for
benefits
  beginning of year               32,658    73,598   29,923     46,702     9,841    17,654     70,961   12,522    7,468     42,966
                                 --------- --------  --------  --------- --------- --------  --------- -------- --------- ---------

Net assets available for
benefits
  end of year                    $25,864   $98,682   $40,793    $59,616    $9,934   $28,853   $ 76,646  $21,151  $ 8,618   $ 39,351
                                 ========  ========  ========  ========= ========= ========  ========= ======== ========= =========


                                         Defined Contribution Plan of Fortune Brands, Inc and Participating Operating Companies
                                       Statement of Changes in Net Assets Available for Benefits with Fund Information (Continued)
                                                                         December 31, 1997
                                                                         (In Thousands)

                                 Short-
                                 Term
                                 Invest-   Frozen   Gallaher
                                 ment      Fixed     ADR       Loan
                                 Fund      Fund      Fund      Fund      Total
                                 ----      ----      ----      ------    -------

Additions

   Plan share in interest
   and dividends                 $   967   $   129   $    13   $  893    $  9,585

   Net appreciation
   (depreciation)
     in fair value of
     investments                       -         -     1,634        -      67,935
   Company contributions           1,034         -         -        -      15,925
   Member contributions              711         -         -        -      21,657
                                 --------  --------- --------- --------- ----------
   Total additions                2,712       129     1,647      893     115,102
                                 --------  --------- --------- --------- ----------

Deductions
  Benefits paid to members         5,849       122       322    1,278      38,281
                                 --------  --------- --------- --------- ----------
    Total deductions               5,849       122       322    1,278      38,281
                                 --------  --------- --------- --------- ----------

Net transfers
  Loans to members                  (230)        -       (61)   5,863           -
  Loan repayments                    242         -         -   (5,518)          -
  Interfund transfers              4,040         -     9,460        -           -
                                 --------  --------- --------- --------- ----------
    Total net transfers            4,052         -     9,399      345           -
                                 --------  --------- --------- --------- ----------


Increase (decrease) in net
assets                               915         7    10,724      (40)     76,821
Net assets available for
benefits
  beginning of year              14,762      2,574         -    12,179    373,808
                                 --------  --------- --------- --------- ----------
Net assets available for
benefits
  end of year                    $15,677   $ 2,581   $10,724   $12,139   $450,629
                                 ========  ========= ========= ========= ==========





The accompanying notes are an integral part of the financial statements

                Defined Contribution Plan of Fortune Brands, Inc.
                      and Participating Operating Companies
                          Notes To Financial Statements


1.       Description of Plan:


         General:


         The Defined Contribution Plan of Fortune Brands, Inc. and Participating Operating Companies (the "Plan") is designed to encourage and facilitate systematic savings and investment by eligible employees. Fortune Brands, Inc. ("Fortune") and each of its operating company subsidiaries participating in the Plan are referred to collectively as the "Companies" and individually as a "Company". The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Effective May 30, 1997, American Brands, Inc. completed the spin-off of its Gallaher Group Plc subsidiary and changed its name to Fortune Brands, Inc. The spin-off resulted in a dividend of one Gallaher American Depositary Receipt (ADR) which was paid as a dividend for each share of common stock held in the Fortune Stock Fund of the Plan.

         The financial statements present the net assets available for benefits as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended of the Plan, respectively. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Defined Contribution Plan Trust ("Master Trust"), along with the assets of the MasterBrand Industries, Inc. Hourly Employee Savings Plan. The Master Trust investments are administered by The Northern Trust Company, as trustee (the "Trustee").

         There are fourteen investment funds established pursuant to the Plan at December 31, 1998 and 97: (1) the Fortune Stock Fund, invested by the Trustee solely in Common stock of Fortune (certain classes of short-term obligations may be purchased by the Trustee pending such investment); (2) the Value Equity Fund, a portfolio of common stocks invested by a professional investment manager; (3) the Large-Cap Growth Equity Fund, invested in a mutual fund consisting primarily of a portfolio of stocks of medium to large-size companies; (4) the Small-Cap Growth Equity Fund, invested in a mutual fund consisting primarily of a portfolio of stocks of small to medium-size companies that are early in their life cycle; (5) the International Equity Fund, invested in a mutual fund consisting primarily of stock of companies incorporated outside the United States; (6) the S&P 500 Index Fund, invested in a mutual fund that invests in the 500 stocks that make up the Standard & Poor's 500 Index; (7) the Growth-Oriented Diversified Fund, invested by a professional investment manager in other securities, including primarily common and preferred stocks, bonds, and government securities; (8) the Value-Oriented Diversified Fund, invested in a mutual fund consisting primarily of a portfolio of stocks and bonds of companies which have a low price relative to the respective company's earnings or cash flow, or relative to the past price history of the stock; (9) the Corporate/Government Bond Fund, invested in a mutual fund consisting primarily of investment grade corporate bonds, bonds issued by the United States Government or its agencies, domestic bank obligations and commercial paper; (10) the Government Securities Fund, a portfolio of U.S., state and local government and government agency securities with maturities ranging from 1 to 3 years, invested by a professional investment manager; (11) the Short-Term Investment Fund, invested by the Trustee in a pooled fund of various short-term instruments; (12) the Frozen Fixed Fund, invested in guaranteed income contracts acquired prior to 1996; (13) the Gallaher ADR Fund, invested by the Trustee solely in American Depositary Receipts of Gallaher Group Plc; and (14) the Loan Fund, invested in obligations of members who have borrowed from the Plan.

               Defined Contribution Plan of Fortune Brands, Inc.
                      and Participating Operating Companies
                    Notes To Financial Statements (Continued)


1.       Description of Plan (Continued):

         Contributions:

         The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate member accounts. Members may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the "Code") of up to 21% (17% prior to September 1, 1998) of eligible compensation subject to lower limits for employees of Fortune and certain participating companies. Members' annual tax deferred contributions are limited by the Code to $10,000 in 1998 and $9,500 in 1997. Members of MasterBrand Industries, Inc. and its participating operating subsidiaries ("MasterBrand Participating Employers") may also make after-tax contributions, but the sum of tax deferred contributions and after-tax contributions may not exceed 21% (17% prior to September 1, 1998) of eligible compensation. Fortune provides a matching contribution equal to 50% of the member's tax deferred contributions, not to exceed 6% of eligible compensation. (See
         Note 4 "Plan Amendments") Each MasterBrand Participating Employer other than Schrock Cabinet Company provides a matching contribution equal to 50% of the member's tax deferred contributions and after-tax contributions, not to exceed 6% of eligible compensation. Schrock Cabinet Company provides a matching contribution of 50% of the member's tax deferred contributions up to 5% of eligible compensation and an additional 50% of the member's tax deferred contributions up to 3% of eligible compensation. ACCO World Corporation and its participating operating subsidiaries ("ACCO Participating Employers") provide a matching contribution equal to 30% of the member's tax deferred contributions, not to exceed 6% of eligible compensation. Acushnet Company and its participating operating subsidiaries ("Acushnet Participating Employers") provide a matching contribution of 50% of the member's tax deferred contributions up to 5% of eligible compensation and an additional 50% of the member's tax deferred contributions up to 2% of eligible compensation. Jim Beam Brands Worldwide, Inc. and its participating operating subsidiaries ("Beam Participating Employers") do not provide matching contributions.

         Profit-sharing contributions are made by certain participating employers and allocated to their members in proportion to eligible compensation. Acushnet and MasterBrand Participating Employers do not provide an annual profit-sharing contribution. Fortune contributes on an annual basis, 1/6 of 1% of its Adjusted Income from Continuing Operations (as defined in the Plan). The ACCO and Beam Participating Employers make a determination each year as to the amount of their profit-sharing contribution. Profit-sharing contributions are subject to certain Plan and statutory limitations.

         Members may direct investment of their tax deferred contributions, after-tax contributions, matching contributions, profit-sharing contributions, if any, and their Plan account balances in the investment funds, excluding the Frozen Fixed Fund and the Gallaher ADR Fund, described above.

         Vesting:

         Salaried employees of the Companies may generally participate in the Plan upon completion of one year of service. Members are immediately vested in their own contributions and the Company's matching contributions plus actual earnings thereon. Vesting in the Companies' annual profit-sharing contribution plus actual earnings thereon is based on the earlier of the

                Defined Contribution Plan of Fortune Brands, Inc.
                      and Participating Operating Companies
                    Notes To Financial Statements (Continued)


1.       Description of Plan (Continued):

         Vesting (Continued):

         following occurrences: (1) retirement; (2) death; (3) disability; (4) attainment of age 65; or (5) years of service (as summarized in the schedule below):


         Number of Full                           JBB
         Years of Service          Fortune      Worldwide       ACCO       Acushnet *       MasterBrand *
         ----------------          -------      ---------       ----       --------         -----------
         Less than 1                  0%              0%           0%
         1 but less than 2            0               0           20
         2 but less than 3            0               0           40
         3 but less than 4            0              20           60
         4 but less than 5            0              40           80
         5 but less than 6          100              60          100
         6 but less than 7          100              80          100
         7 or more                  100             100          100

         * Acushnet and MasterBrand Participating Employers do not provide an annual profit-sharing contribution.

         Forfeitures:

         Company contributions forfeited by nonvested terminated members are retained by the Plan and used to reduce subsequent Company contributions. If a terminated member returns to the Plan within a specified period of time (generally 5 years), the member's previously forfeited amount will be reinstated to their account.

         Loans:

         A member may apply for a loan of at least $1,000 from the vested portion of the member's account balances in an amount which does not exceed one-half of the member's vested balance, provided that the loan also may not exceed $50,000 reduced by any other loan outstanding under the Plan within the previous twelve months. Whenever all or any part of an account balance is borrowed, the amount is transferred to the Loan Fund and the dollars, representing the account balance or part thereof, are canceled. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the member's principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

         A new loan may not be applied for until 90 days after any prior loan is repaid in full. Each loan bears a rate of interest fixed by the Corporate Employee Benefits Committee at the time the loan is made. Each loan must be collateralized by a portion of the member's account balances and evidenced by a written obligation payable to the Trustee which is invested in the Loan Fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly. No loan may be made from the Frozen Fixed Fund.

                Defined Contribution Plan of Fortune Brands, Inc.
                      and Participating Operating Companies
                    Notes To Financial Statements (Continued)


1.       Description of Plan (Concluded):

         Distributions and Withdrawals:

         Benefits are payable from a member's account under the Plan provisions, upon a member's death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by members who have incurred a "hardship" as defined in the Plan or after attainment of age 59 1/2.

         Distributions and withdrawals to which a member is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such member's account.

         Other:

         Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and Fortune has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become fully vested in their accounts.

         For changes effective during 1998 and 1999, see "Plan Amendments" (Note 4).

         For a complete description of the Plan, members should refer to the specific provisions in the Company's Plan document or to the prospectus/summary plan description, each of which is available from the Plan Administrator at 1700 East Putnam Ave., Old Greenwich, Connecticut 06870.

2.    Summary of Significant Accounting Policies:

         Presentation:

         Certain 1997 reclassifications have been made to conform with the current year presentation.

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its beneficial interest in investments held by the Master Trust, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

         Investment Valuation and Income:

         The Master Trust's investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust

                Defined Contribution Plan of Fortune Brands, Inc.
                      and Participating Operating Companies
                    Notes To Financial Statements (Continued)


2.       Summary of Significant Accounting Policies (Continued):

         Investment Valuation and Income (Continued):

         funds are stated at the Master Trust's beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund's manager. Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

         Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

         The ratio of the Plan's assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

         In 1998 and 1997, certain expenses incurred by the Plan were netted against earnings prior to allocation to member accounts. These include investment manager, trust, and recordkeeper expenses.

         Benefits are recorded when paid.


3.       Reconciliation of Financial Statements to Form 5500:


         The following is a reconciliation of net assets available for benefits as stated in the financial statements to Form 5500 at December 31, 1998 and 1997:


                                                                                           1998                 1997
                                                                                     -----------------    -----------------
                                                                                                 (In Thousands)
          Net assets available for benefits as stated in the financial
              statements                                                                   $552,651             $450,629
              Less distributions payable to terminated employees and amounts payable applicable to Plan members who have retired or
                  terminated employment but elected to have their assets
                  remain in the Plan                                                        104,979               73,052
                                                                                     =================    =================
          Net assets available for benefits as stated in Form 5500                         $447,672             $377,577
                                                                                     =================    =================


                Defined Contribution Plan of Fortune Brands, Inc.
                      and Participating Operating Companies
                    Notes To Financial Statements (Continued)


3.       Reconciliation of Financial Statements to Form 5500 (Continued):

         The following is a reconciliation of benefits paid to members as stated in the statement of changes in net assets available for benefits to the Form 5500 at December 31, 1998 and 1997:


                                                                                           1998                 1997
                                                                                     -----------------    -----------------
                                                                                                (In Thousands)
          Benefits paid to members as stated in the financial statements                    $29,559              $38,281

          Add:  Amounts payable to terminated employees and amounts applicable to Plan members who have retired or terminated employment but elected to have their assets remain in the Plan as of current
                  year-end                                                                  104,979               73,052

          Less:  Amounts payable to terminated employees and amounts applicable to Plan members who have retired or terminated employment
                  but elected to have their assets remain in the Plan as of
                  prior year-end                                                             73,052               50,778
                                                                                     =================    =================
          Benefits paid to members as stated in Form 5500                                   $61,486              $60,555
                                                                                     =================    =================


4.       Plan Amendments and Subsequent Events:

         The Plan was amended as of January 1, 1998 to:

           o include Day-Timers, Inc., Fortune Brands Home & Office, Inc. and May Tag & Label Corp. as ACCO Participating Employers;

           o provide that employees of May Tag & Label Corp. who participated in the May Tag & Label Corp. 401(k) Savings Plan shall participate in this Plan on January 1, 1998 and be credited with eligibility and vesting service for their period of employment with May Tag & Label Corp. before it became affiliated with the Fortune Brands' group of companies;

           o provide that a Day-Timers' employee hired between December 1, 1996 and December 1, 1997 shall receive a full year 1998 profit-sharing allocation rather than merely for the period in 1998 during which the employee was a member;

           o provide for a 1997 profit-sharing contribution of 3% of compensation for members employed by Sax Arts and Crafts, Inc.;

           o provide that a member who terminated employment and is reemployed shall be eligible for participation immediately upon reemployment;

           o change the top-heavy minimum contribution formula to provide for a greater top-heavy minimum contribution in the event that a member also participates in a top-heavy defined benefit plan; and

                Defined Contribution Plan of Fortune Brands, Inc.
                     and Participating Operating Companies
                    Notes To Financial Statements (Continued)


4.    Plan Amendments and Subsequent Events (Continued):


           o provide that the profit-sharing contribution for Beam Participating Employers will be determined from year to year on a discretionary basis.


         The Plan was amended effective as of June 12, 1998 to permit participation by certain employees of Schrock Cabinet Company.

         The Plan was amended effective as of August 23, 1998 to permit participation by certain employees of Peak Wines International, Inc.

         The Plan was amended effective as of September 1, 1998 to increase the maximum 401(k) contribution rate from 17% of compensation of 21% of compensation.

         The Plan was amended effective September 29, 1998 to:

           o provide that the Corporate Employee Benefits Committee of Fortune, rather than the Board of Directors of Fortune, shall have the authority to amend the Plan solely with respect to matters affecting Participating Employers other than Fortune and to approve Plan mergers; and

           o provide for immediate distribution to alternate payees under qualified domestic relations orders.

         The Plan was amended effective as of December 31, 1998 to exclude participation by employees of the ACCO Presentation Products Group.

         The Plan was amended effective as of January 1, 1999 to permit participation by employees of Creative Specialties, Inc. and to provide for the merger into the Plan of the CSI Donner 401(k) Retirement Plan.

         The Plan was amended effective as of June 1, 1999 to permit partial repayment of loans by terminated members.

         The Plan was amended effective as of January 1, 1999 to include amounts received under the Performance Recognition Program as Plan earnings.

         The Plan was amended to comply with the Small Business Job Protection Act, the Uniformed Services Employment and Reemployment Rights Act, the Uruguay Round Agreements Act, the Taxpayer Relief Act of 1997 and the IRS Restructuring and Reform Act, including:

            o increasing the voluntary cash-out amount from $3,500 to $5,000 (effective as of January 1, 1999);

            o eliminating mandatory in-service distributions at age 70 1/2 (effective as of January 1, 1997);

                Defined Contribution Plan of Fortune Brands, Inc.
                     and Participating Operating Companies
                    Notes To Financial Statements (Continued)


4.       Plan Amendments and Subsequent Events (Continued):


            o 401(k) and flexible benefit plan amounts in compensation for purposes of determining maximum contribution limits (effective as of January 1, 1998);

            o changing the definition of highly compensated employee to those earning more than $80,000 annually and eliminating family aggregation rules (effective as of January 1, 1997); and

            o eliminating the limitation aggregating defined benefits plan and defined contribution amounts (effective as of January 1, 2000).


5.       Fund Performance:

         The annual rate of return earned for each Fund was as follows (unaudited):

                                                       Year Ended December 31
Funds                                               1998              1997
--------------------------------------------- ----------------- ----------------

Fortune Stock Fund                                 (11.9)%            21.7%
Value Equity Fund                                   28.8              32.9
Large-Cap Growth Equity Fund                        34.5              25.9
Small-Cap Growth Equity Fund                        13.5              22.1
International Equity Fund                           16.6               3.3
S & P 500 Index Fund                                28.3              31.7
Growth-Oriented Diversified Fund                    31.9              23.1
Value-Oriented Diversified Fund                      6.4              20.3
Corporate/Government Bond Fund                       9.5              10.1
Government Securities Fund                           6.7               6.4
Short-Term Investment Fund                           5.5               6.0
Frozen Fixed Fund                                    5.1               5.1
Gallaher ADR Fund                                   34.3              20.9

                Defined Contribution Plan of Fortune Brands, Inc.
                      and Participating Operating Companies
                    Notes To Financial Statements (Continued)


6.       Assets Held In Master Trust:

         The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of 96.85% and 97.15% in the Master Trust's net assets at December 31, 1998 and 1997, respectively.

                                                      1998               1997
                                               -----------------    ------------
                                                           (In Thousands)
          Common stock - corporate                 $221,887           $181,507
          U.S. Government securities                 56,037             54,540
          Corporate debt instruments                 19,921             12,032
          Insurance company general account           3,890              3,700
          Registered investment companies           219,389            165,307
          Collateralized promissory notes from       15,025             13,771
            members
          Interest bearing cash                      28,681             25,622
                                              =================    =============

               Total                               $564,830           $456,479
                                              =================    =============


         Investments held by the Master Trust, in which the Plan has an interest at December 31, are summarized below at fair market value. Investments that represent 5% or more of the Master Trust's net assets are separately identified in the Master Trust filing.

                                                      1998               1997
                                              -----------------    -------------
                                                          (In Thousands)
          Fortune Stock Fund:
               Common stock - corporate             $22,159            $24,332
               Interest bearing cash                  1,092                823
                                              -----------------    -------------

                   Total                            $23,251            $25,155
                                              =================    =============

                   Plan Interest                      98.43%             99.16%
                                              =================    =============

--------------------------------------------------------------------------------
          Value Equity Fund:
               Common stock - corporate            $125,388            $96,469
               Interest bearing cash                  1,956              3,559
                                              -----------------    -------------

                   Total                           $127,344           $100,028
                                              =================    =============

                   Plan Interest                      96.88%             97.26%
                                              =================    =============

--------------------------------------------------------------------------------
          Large-Cap Growth Equity Fund:
               Registered investment companies      $58,758            $39,701
               Interest bearing cash                     76                644
                                              -----------------    -------------

                   Total                            $58,834            $40,345
                                              =================    =============

                   Plan Interest                      97.84%            98.74%
                                              =================    =============

--------------------------------------------------------------------------------

                Defined Contribution Plan of Fortune Brands, Inc.
                      and Participating Operating Companies
                    Notes To Financial Statements (Continued)


6.    Assets Held In Master Trust (Continued):

                                                      1998               1997
                                              -----------------    -------------
                                                       (In Thousands)
        Small-Cap Growth Equity Fund:
            Registered investment companies         $68,308            $58,923
            Interest bearing cash                        75                 76
                                              -----------------    -------------

                   Total                            $68,383            $58,999
                                              =================    =============

                   Plan Interest                      97.86%             98.25%
                                              =================    =============

--------------------------------------------------------------------------------
        International Equity Fund:
           Registered investment companies          $11,724             $9,679
           Interest bearing cash                         91                -
                                              =================    =============

                   Total                            $11,815             $9,679
                                              =================    =============

                   Plan Interest                      98.29%             99.29%
                                              =================    =============

--------------------------------------------------------------------------------
        S & P 500 Index Fund:
           Registered investment companies         $45,022             $28,409
           Interest bearing cash                        78                  62
                                              -----------------    -------------

                   Total                           $45,100             $28,471
                                              =================    =============

                   Plan Interest                     97.39%             98.66%
                                              =================    =============

--------------------------------------------------------------------------------

        Growth-Oriented Diversified Fund:
          Common stock - corporate                 $63,342             $50,188
          U. S. Government securities               14,806              11,781
          Corporate debt instruments                19,921              12,032
          Interest bearing cash                      2,064               3,770
                                              -----------------    -------------

                   Total                          $100,133             $77,771
                                              =================    =============

                   Plan Interest                     96.84%              97.11%
                                              =================    =============

--------------------------------------------------------------------------------
        Value-Oriented Diversified Fund:
          Registered investment companies          $23,297             $20,385
          Interest bearing cash                         90                 547
                                              -----------------    -------------

                   Total                           $23,387             $20,932
                                              =================    =============

                   Plan Interest                     98.87%              99.30%
                                              =================    =============

--------------------------------------------------------------------------------

                Defined Contribution Plan of Fortune Brands, Inc.
                      and Participating Operating Companies
                    Notes To Financial Statements (Continued)


6.    Assets Held In Master Trust (Continued):

                                                  1998                 1997
                                          -----------------    -----------------
                                                     (In Thousands)
        Corporate/Government Bond Fund:
          Registered investment companies       $12,280               $8,210
          Interest bearing cash                      91                  311
                                          -----------------    -----------------

              Total                             $12,371               $8,521
                                          =================    =================

              Plan Interest                       98.03%               99.61%
                                          =================    =================

--------------------------------------------------------------------------------
        Government Securities Fund:
          U. S. Government securities           $41,231              $42,759
          Interest bearing cash                   4,146                -
                                          -----------------    -----------------

              Total                             $45,377              $42,759
                                          =================    =================

              Plan Interest                       90.94%               90.88%
                                          =================    =================

--------------------------------------------------------------------------------
        Short-Term Investment Fund:
          Interest bearing cash                 $18,245              $15,472
                                          =================    =================

              Plan Interest                       98.37%               96.44%
                                          =================    =================

--------------------------------------------------------------------------------
        Frozen Fixed Fund:
          Insurance company general account      $3,890               $3,700
          Interest bearing cash                      36                   28
                                          -----------------    -----------------

              Total                              $3,926               $3,728
                                          =================    =================

              Plan Interest                       99.75%               99.39%
                                          =================    =================

--------------------------------------------------------------------------------
        Gallaher ADR Fund:
          Common stock - corporate              $10,998              $10,518
          Interest bearing cash                     641                  330
                                          -----------------    -----------------

              Total                             $11,639              $10,848
                                          =================    =================

              Plan Interest                       99.28%               99.24%
                                          =================    =================

--------------------------------------------------------------------------------
        Loan Fund:
          Collateralized promissory notes       $15,025              $13,771
          from members                    =================    =================

              Plan Interest                       91.73%               92.16%
                                          =================    =================

--------------------------------------------------------------------------------

                Defined Contribution Plan of Fortune Brands, Inc.
                      and Participating Operating Companies
                    Notes To Financial Statements (Continued)


6.    Assets Held In Master Trust (Continued):

      The changes in the Master Trust for the years ended December 31 are as follows:

                                                  1998                 1997
                                             --------------    -----------------
                                                      (In Thousands)
        Additions:
          Member contributions                  $24,046              $24,398
          Company contributions                  15,883               11,681
          Interest                                6,699                6,126
          Dividends                               4,349                4,269
          Net appreciation in the fair value     83,671               69,605
            of investments
          Other income and net loan activity      5,672                2,767
                                              -------------    -----------------

        Total additions                         140,320              118,846
                                              -------------    -----------------

        Deductions:
          Benefits paid to members              (30,168)             (37,557)
          Administrative expenses                (1,801)              (1,456)
                                              -------------    -----------------

        Total deductions                        (31,969)             (39,013)
                                              -------------    -----------------

        Net increase                            108,351               79,833

        Net assets available for benefits,
          Beginning of year                     456,479              376,646
                                              =============    =================

        Net assets available for benefits,
          End of year                          $564,830             $456,479
                                              =============    =================


         Net appreciation on Master Trust investments for the years ended December 31, 1998 and 1997 were as follows:

                                                 1998                 1997
                                             --------------    -----------------
                                                      (In Thousands)

        Common stock - corporate                $48,272              $42,249
        U. S. Government securities               1,234                  652
        Corporate debt instruments                  195                   88
        Registered investment companies          33,970               26,616
                                             ==============    =================

                 Total                          $83,671              $69,605
                                             ==============    =================

                Defined Contribution Plan of Fortune Brands, Inc.
                      and Participating Operating Companies
                    Notes To Financial Statements (Concluded)


7.       Risks and Uncertainties:

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect members' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


8.       Credit Risks:

         The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss.

         The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments.

         The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

9.       Tax Status:

         The Internal Revenue Service issued a determination letter dated January 8, 1998 to the Company stating that the Plan meets the requirements of Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. Generally, distributions and withdrawals under the Plan are taxable to members or their beneficiaries in accordance with Section 402 of the Code.

                                    SIGNATURE



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of Fortune Brands, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   Defined Contribution Plan of Fortune Brands,
                                    Inc. and Participating Operating Companies





                                   By    /s/ Anne C. Linsdau
                                     -----------------------------------------
                                         Anne C. Linsdau, Chairman
                                   Corporate Employee Benefits Committee of
                                           Fortune Brands, Inc.





Date:    June 29, 1999

                                                                     EXHIBIT 23




                       CONSENT OF INDEPENDENT ACCOUNTANTS




         We consent to the incorporation by reference in (a) the Registration Statement on Form S-8 (Registration No. 33-64071) relating to the Defined Contribution Plan of Fortune Brands, Inc. and Participating Operating Companies, the Registration Statement on Form S-8 (Registration No. 33-64075) relating to the MasterBrand Industries, Inc. Hourly Employee Savings Plan, the Registration Statement on Form S-8 (Registration No. 33-58865) relating to the 1990 Long-Term Incentive Plan of Fortune Brands, Inc., the Registration Statement on Form S-8 (Registration No. 333-51173) relating to the Fortune Brands, Inc. Non-Employee Director Stock Option Plan, and the prospectuses related thereto, and (b) the Registration Statements on Form S-3 (Registration Nos. 333-76371, 33-50832, 33-42397, 33-23039 and 33-3985) of Fortune Brands, Inc., of our report dated June 25, 1999, relating to the financial statements, which appear in this Form 11-K.




/s/ PricewaterhouseCoopers LLP




11 Madison Avenue
New York, New York 10010
June 28, 1999